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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $916,000, and an affiliate of the Adviser, which invested roughly $611,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Financing of rental home community near Houston, TX

This investment structure allows us to earn an attractive income yield in the short term, while securing a new pipeline of homes to add to our growth-focused single-family rental portfolio.

We've invested roughly $1.5 million in the acquisition of the first phase of Kingsland Heights, a 96-unit single-family rental home community in Brookshire, Texas, about 35 minutes west of downtown Houston.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our [second quarter flagship portfolio update](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This initial investment in the project was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $916,000 and the Development eREIT, which invested roughly $611,000.

Strategy

This investment follows a Fixed Income strategy: We've provided financing for the acquisition of brand new homes, in exchange for earning a fixed rate of return of roughly 9% annually. However, as part of this investment, we've also entered into an agreement with the project's sponsor that allows us to purchase the community once construction is complete and the homes are leased up.

The combined effect of these agreements is that we are able to earn an attractive income yield on our initial investment that functions similar to a deposit, and we secure a new pipeline of homes to add to our single-family rental portfolio, which we intend to act as a long-term, growth-focused investment.

Business plan

The goal of this investment is to produce an **attractive income stream** through financing the acquisition of new housing in a growing area. While the property itself is very similar to our other single-family rental home communities that you may be familiar with if you've been investing with us for a while, the primary difference with this investment is that we are providing financing to the project's sponsor for the acquisition of the homes, rather than buying the homes ourselves.

Our investment at Kingsland Heights is structured as preferred equity, which functions like debt, where we are entitled to a cumulative return equivalent to roughly 9% over the term of the investment. Our initial contribution of roughly $1.5 million helped fund the acquisition of 22 finished homes within the community, which is still under construction. The project's sponsor, Banyan Single Family Residential, intends to acquire and lease up additional batches of homes as they deliver from the homebuilder, eventually taking ownership of 96 brand new single-family homes within the community.

As part of this investment, we've entered into an agreement with the project's sponsor that allows us to purchase the community once it is at least 94% occupied at an agreed upon price relative to annual earnings (this is known as the [cap rate](#) in real estate investing terms). By locking in this cap rate now, we believe we will be able to purchase the stabilized community at a discount to market, as demand for single-family rental homes continues to grow.

We've committed to invest a total of roughly $6.3 million into the project, which will draw down over time as the project's sponsor acquires new batches of homes.

Why we invested

- **Fast-growing area:** The property is located within the Houston metropolitan area, just 35 miles west of downtown. Between 2010 and 2019, the Houston area's population grew 19% to approximately 7 million residents, making it the fifth largest MSA in the country, according to the U.S. Census.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift. As the property secures more tenants and generates rental income, the risk in our position decreases.

- **Institutional-quality asset:** This deal is structured so as to allow us the option to purchase the entire community once it's at least 94% occupied. Should we choose to exercise that option, we will have added a stabilized, institutional-quality asset of 96 ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $3,476,000, and an affiliate of the Adviser, which invested roughly $386,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Financing new apartment development in Port St. Lucie, FL

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.




Subject Property

We've invested roughly $3.9 million in the construction of the Volaris Veranda, a 300-unit apartment community in Port St. Lucie, Florida, a growing city located along the Atlantic coast, halfway between Orlando and Miami.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our [second quarter flagship portfolio update](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This initial investment in the project was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $3.5 million, and the Balanced eREIT II, which invested $386,000.

Strategy

This investment follows a Fixed Income strategy

Business plan

Our loan will be used to finance the construction of this new community, which the borrower expects will take roughly two years to complete. At that point, they expect to lease up the units and pay back our loan via a sale or by refinancing once the property is stabilized.

The goal of this investment is to produce an **attractive income stream** through financing the creation of new housing in a growing area. Our investment at Volaris Veranda is structured as preferred equity, which functions like debt, where we are entitled to an annual return equivalent to roughly 10% over the term of the investment.

We've committed to invest a total of roughly $7.73 million into the project, which will draw down over time as construction progresses.

Why we invested

- **Fast-growing area:** Port St. Lucie is located along the Atlantic coast of Florida within a 2-hour drive from both Orlando and Miami. According to the U.S. Census, the Port St. Lucie area's population grew 23% between 2010 and 2019, which was three times more than the national average. The area also ranked eighth in the [U.S. News & World Report's Fastest-Growing Places in the U.S. in 2021-2022](#), supporting continued demand for attractive and affordable rental housing in the foreseeable future.

- **Experienced partner:** Waypoint Residential has invested over $2 billion across more than 20,000 rental housing units located in the South, Southeast, and Midwest markets. Prior to this acquisition, we have invested in seven other similar projects with Waypoint Residential, including the [Lotus at Starkey Ranch](#) and [Williamson at the Overlook](#), both of which we initially invested in to fund their construction and later acquired as stabilized communities.

- **Attractive margin of safety:** The sponsor has roughly $17.8 million of equity (about 29% of the total expected costs) junior to our position. They would have to lose their entire investment before our principal was threatened.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Shareholder Report

On August 26, 2021, the Fundrise Real Estate Interval Fund filed its Semi-Annual Report for the six months ended June 30, 2021. For access to the shareholder report, please click here or see the "Literature" section of fundriseintervalfund.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2021 Fundrise Real Estate Interval Fund.

FUNDRISE | **Real Estate Interval Fund**

New acquisition: Rental home community near Atlanta, GA

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

[All photos should include caption:] Similar home by the same homebuilder (illustrative purposes only).

We've invested roughly $2.1 million to acquire eight brand new single-family homes within the Liberty Grove community of Locust Grove, Georgia, about 50 minutes north of downtown Atlanta, with plans to acquire a total of 60 rental homes in the community over the next year.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our second quarter flagship portfolio update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $1,848,000 and the Growth eREIT VII, which invested $205,000.

Strategy

This investment follows a Value-Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at Liberty Grove is an all-cash purchase of eight finished homes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of 60 homes within the community. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 60 homes in the completed community will be roughly $15.2 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Fast-growing area:** Between 2010 and 2019, the Atlanta area's population grew at nearly triple the rate of the national average, according to the U.S. Census. As the area continues to grow, affordability is becoming a top concern, making neighboring areas like Locust Grove attractive to both renters and homebuyers.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 60 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

New acquisition: Stabilized apartments near Charleston, SC

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.






We've acquired Highland Exchange, a 276-unit apartment community in North Charleston, South Carolina, for a purchase price of roughly $54.6 million.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our [second quarter flagship portfolio update](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $23.1 million, and the Balanced eREIT II, which invested roughly $2.6 million. A senior loan in the amount of roughly $31.4 million was also provided. The investment amounts include a budget for financing and other soft costs.

Strategy

This investment follows a Core Plus strategy.

Business plan

Built in 2020, the community has been leasing up consistently over the past year and a half. As of the time of this writing, units had achieved approximately 94% occupancy, with over 96% of units leased. In the months leading up to our acquisition, the vast majority of economic vacancies in units that had secured tenants were due to concessions, or lease-up incentives common among brand new apartment communities. We expect to work with a professional property management firm over the coming months to finish leasing up the remaining units and reduce concessions to maximize rental income at the property.

Since this is new construction, we don't anticipate committing significant capital to improvements for the foreseeable future.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

Why we invested

- **Great location:** In 2017, Charleston surpassed Columbia as the most populous city in South Carolina, while North Charleston — Charleston's northern neighbor, where Highland Exchange is located — was found by the US Census to be the state's third largest city. Overall, the Charleston MSA contains [five of South Carolina's ten largest towns and cities](#), some of which grew as much as 33% over the past decade.

- **High-quality asset**: Delivered in late 2020, Highland Exchange is a brand new construction, with high-quality amenities and details throughout, presenting no need for renovations or updates in the near future.

- **Income-generating asset:** The property is currently about 94% occupied, and an additional 2.5% of units have signed leases in place.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.